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                            November 21, 2022

       Massimo Barone
       Chief Executive Officer
       SmartCard Marketing Systems Inc.
       20C Trolley Square
       Wilmington, DE 19806

                                                        Re: SmartCard Marketing
Systems Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted November
16, 2022
                                                            CIK No. 0000900475

       Dear Massimo Barone:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Consolidated Financial Statements, page F-1

   1. Please update your financial statements in accordance with Article 8.08 of Regulation S-
                                                        X.
 Massimo Barone
FirstName
SmartCard LastNameMassimo   Barone
          Marketing Systems Inc.
Comapany 21,
November  NameSmartCard
              2022        Marketing Systems Inc.
November
Page 2    21, 2022 Page 2
FirstName LastName
       You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Evan Costaldo, Esq.